Prudential Balanced Fund, Inc.
For the Annual period ended 7/31/98
File number 811-5055

                          SUB-ITEM 77J


              Reclassification of Capital Accounts

      The Fund accounts and reports for distributions to shareholders in accordance with the American Institute of Certified Public Accountants' Statement of Position 93-2:
Determination, Disclosure, and Financial Statement Presentation of Income; Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to decrease undistributed net investment income by $186, increase accumulated net realized gain on investments by $99,848 and decrease paid in capital by $99,662 for the year ended July 31, 1998.
Net  realized gains and net assets were not affected by this change
 .